May 3, 2005

Mail Stop 0409

Blair D. Koblenz
Executive Vice President and Chief Financial Officer
Cole Credit Property Trust II, Inc.
2555 East Camelback Road, Suite 400
Phoenix, Arizona 85016

Re:	Cole Credit Property Trust II, Inc.
	Amendment No. 2 to Form S-11
	Filed on April 11, 2005
      File No. 333-121094

Dear Mr. Koblenz:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-11

General

1. Please note the review of your request for no action relief regarding your share redemption program is ongoing.

2. We note your response to prior comment 7; however, please note that we are not taking a position on your assertion that tenant-in-common interests are "real estate interests" under Section
3(c)(5)(C)
of the Investment Company Act.

3. We note your response to prior comment 8; however, we reissue our previous comment. Please disclose under a separate section the information required by Item 404.

The Offering, page 11

4. We note the last sentence of the first paragraph states that you may terminate the offering at any time. Please revise to state you may terminate this primary offering anytime prior to the stated termination date.

Risk Factors
Risks Related to Conflicts of Interest, page 21

We may participate in Tenant-in-Common Programs with affiliates of our advisor that will not be the results of arm`s length negotiations and will result in conflicts of interest, pages 22-23

5. In connection with your response to prior comment 18, we note no risk factor disclosure regarding your contractual obligation to purchase the unsold TIC interests and to provide security for these guarantees. Please revise to discuss these added risks accordingly.

6. Revise to delete all mitigating language from the text of your risk factor here and on pages 38-39. For example, revise to delete the following:
* Second sentence in this risk factor beginning, "Although we do not presently . . ." and ending, ". . . is in our best interest;"
* First dependent clause of the fourth sentence stating, "In the event that our board of directors. . ." and ending, "best interest to participate in the Tenant-in-Common program;"
Currently, these phrases mitigate the risk of your participation in the TIC program and are therefore inappropriate for risk factor disclosure.

The Advisor, page 53
The Advisory Agreement, pages 55-56

7. We note your response to prior comment 22 from our last letter on page 56. Since your CEO and CFO are employed by your current Advisor, please revise to describe who will determine whether a substitute advisor holds sufficient qualifications. Further, revise to describe the factors used to determine whether an advisor assignee or substitute advisor holds sufficient qualifications and justifies the compensation payable to your current advisor.

Investment Objectives and Policies,
Types of Investment, pages 70-71

8. In connection with your response to prior comment 23 and noting your continued risk factor disclosure on page 21, we note that you have not identified any specific foreign countries or regions where you may invest in mortgage loans or participations in mortgage loans secured by real property located in foreign countries. Please revise your disclosure on page 71 to clarify what you mean by region, i.e.
region in the United States or region on another continent? Further, if appropriate, please add a risk factor describing any potential impact that these foreign investments will have on your ability to qualify or maintain your qualification as a REIT under the United States Internal Revenue Code and your ability to maintain an exception or exemption from the Investment Company Act of 1940.

9. Please disclose any limitation on the percentage of foreign assets you may acquire, such as whether these investments fall within the 20% miscellaneous category described in your Investment Company
Act
risk factor on page 25.

10. Further, if applicable, please discuss whether the amount of distributions you may be able to generate from such foreign assets may be limited or reduced by the foreign nature of these assets. For example, we note you may be required to pay foreign income and other taxes on assets attached to real property located outside the United
States which may lower the amount of cash available to pay your distributions.

Tenant-in-Common Program, pages 79-80

11. We note your duplicative disclosure on pages 22, 38 and 80.
We
reissue prior comment 24 from our last letter.   Revise this
section
to provide greater detail regarding the role of each entity
regarding
fees and the exchange of these TIC interests.  When we requested this
disclosure we cited examples of potentially helpful disclosure.
If
Cole Capital Partners or Cole Capital Corporation will receive consideration for acquiring properties rather than the Cole Exchange
Entity, so state. Please identify any eligible entity that will prepare and market the private placement offerings and sell these interests. We also requested that you specify what types of security
Cole Credit will offer for the guarantees.   Please revise
accordingly.

12. Further, rather than state that Cole Capital will receive substantial fees, we asked you to describe how these accommodation fees will be determined, and discuss whether there are separate fees that you will receive for contracting to acquire any and all unsold
co-tenancy interests from a Cole Exchange Entity. For example, describe whether "no fees at all will be charged," "no appreciation in the value of the TIC interest will be charged" or both when you
say "at cost."   Also, what will be the basis for the "current
appraised value of the property interests?" Will you seek independent third party appraisals or determine market value in another manner? We note your Advisory Agreement, Exhibit 10.2 defines
"Appraised Value" as an appraisal made by an Independent Appraiser as defined in Exhibit 10.2. We note your extensive prior performance dealing with the acquisition and sale of TIC interests; therefore, it would not appear overly burdensome to provide investors with full and fair disclosure regarding this potentially significant aspect of your operations.

Liquidity and Capital Resources, page 85

13. We note your response to prior comment 25. Regarding your informal arrangement to receive advances from your Advisor beyond reimbursement for organizational and offering expenses, please state what interest rate, if any, you will be charged for these advances.
Further, confirm whether your Advisor will set any repayment deadlines for these advances.

Excluded Distributions, page 124

14. In connection with your response to prior comment 27, supplementally, please tell us, with a view toward disclosure, what impact these excluded distributions may have on meeting your required
90% REIT distributions based on taxable income. For example, what guidelines will be used in when or how to determine the amount of an excluded distribution? If your cash account is low, may you use this excluded distribution to assist in meeting the required REIT distributions?

Prior Performance Tables

Table II, Page A-9
15. We note your response to comment 30. Explain to us and disclose why you did not raise any monies in the offerings of your 20 prior programs aggregated under footnote (5) to Table II on page A-16. Also explain why you did not incur any underwriting fees and advisory fees for these programs. If the offerings from these programs did not close in the most recent three years, then tell us how you considered the requirements of Instruction 1 to Table II of Industry
Guide 5 or revise accordingly.


* * *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.


      You may contact Andrew Mew at (202) 942-2913 or Accounting Branch Chief, Kathleen Collins, at (202) 942-2814 if you have questions regarding comments on the financial statements and related matters.  Please contact Neil Miller at (202) 942-1851 or me at
(202)
942-2987 with any other questions.




Sincerely,



Peggy Kim
Senior Counsel


cc:	Rosemarie A. Thurston, Esq. (via facsimile)
	Lauren Burnham Prevost, Esq.
	Morris, Manning & Martin, LLP



??

??

??

??

Cole Credit Property Trust II, Inc.
May 3, 2005
Page 1